UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cocrystal Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19188J300

(CUSIP Number)

Raymond F. Schinazi

Gary Wilcox

Sam Lee

1860 Montreal Road,

Tucker, Georgia, 30084

(678) 892-8800

Roger Kornberg

Stanford University Medical School

Fairchild Building - 1st floor

299 Campus Dr.

Stanford CA, 94305

(650) 725-5390

Phillip Frost, M.D.

Frost Gamma Investments Trust

OPKO Health, Inc.

Steven D. Rubin

4400 Biscayne Boulevard, Suite 1500

Miami, Florida 33137

(305) 575-6015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19188J300	Schedule 13D/A	Page 2 of 14

1. NAMES OF REPORTING PERSONS
Raymond F. Schinazi
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]
3. SEC USE ONLY
4. SOURCE OF FUNDS (see instructions) OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
10,361,985
9. SOLE DISPOSITIVE POWER
10,361,985
10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,361,985 (1)
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.48% (2)
14. TYPE OF REPORTING PERSON

IN

(1)	Includes (i) 9,240,928 shares of common stock held directly by Dr. Schinazi, (ii) 995,593 shares of common stock held by an entity controlled by Dr. Schinazi, and (iii) 125,464 fully vested options. Does not include shares of Common Stock, held by Brace Pharmaceuticals, LLC, in which Dr. Schinazi is a director and holder of a minority interest.

(2)	Based upon 29,923,076 shares of Common Stock outstanding as of June 11, 2018.

CUSIP No. 19188J300	Schedule 13D/A	Page 3 of 14

1. NAMES OF REPORTING PERSONS
Phillip Frost, M.D.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]
3. SEC USE ONLY
4. SOURCE OF FUNDS (see instructions) OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
3,664,014 (1)
9. SOLE DISPOSITIVE POWER
8,749
10. SHARED DISPOSITIVE POWER
3,655,265 (2)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,664,014 (1)
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.24% (3)
14. TYPE OF REPORTING PERSON

IN

(1)	Includes (i) 3,655,265 shares of Common Stock held by Frost Gamma Investments Trust and (ii) 8,749 shares of Common Stock that may be acquired upon exercise of vested options. Does not include securities held by OPKO Health, Inc., a corporation of which Dr. Frost is the Chief Executive Officer and Chairman, concerning the securities of which Dr. Frost does not hold voting and investment control. Dr. Frost disclaims beneficial ownership of the securities held by Frost Gamma Investments Trust and OPKO Health, Inc. except to the extent of any pecuniary interest therein.

(2)	These shares are held by Frost Gamma Investments Trust, of which Dr. Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation, which is the sole shareholder of Frost Gamma, Inc., the general partner of Frost Gamma Limited Partnership.

(3)	Based upon 29,923,076 shares of Common Stock outstanding as of June 11, 2018.

CUSIP No. 19188J300	Schedule 13D/A	Page 4 of 14

1. NAMES OF REPORTING PERSONS
Frost Gamma Investments Trust
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]
3. SEC USE ONLY
4. SOURCE OF FUNDS (see instructions) OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6. CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
3,655,265
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
3,655,265

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,655,265
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.22% (1)
14. TYPE OF REPORTING PERSON

OO

(1)	Based upon 29,923,076 shares of Common Stock outstanding as of June 11, 2018.

CUSIP No. 19188J300	Schedule 13D/A	Page 5 of 14

1. NAMES OF REPORTING PERSONS
Gary Wilcox
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]
3. SEC USE ONLY
4. SOURCE OF FUNDS (see instructions) OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
564,952
9. SOLE DISPOSITIVE POWER
564,952
10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

564,952
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.89% (1)
14. TYPE OF REPORTING PERSON

IN

(1)	Based upon 29,923,076 shares of Common Stock outstanding as of June 11, 2018.

CUSIP No. 19188J300	Schedule 13D/A	Page 6 of 14

1. NAMES OF REPORTING PERSONS
Roger Kornberg
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]
3. SEC USE ONLY
4. SOURCE OF FUNDS (see instructions) OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
515,481
9. SOLE DISPOSITIVE POWER
515,481
10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

515,481
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.72% (1)
14. TYPE OF REPORTING PERSON

IN

(1)	Based upon 29,923,076 shares of Common Stock outstanding as of June 11, 2018.

CUSIP No. 19188J300	Schedule 13D/A	Page 7 of 14

1. NAMES OF REPORTING PERSONS
Steven D. Rubin
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]
3. SEC USE ONLY
4. SOURCE OF FUNDS (see instructions) OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
32,197
9. SOLE DISPOSITIVE POWER
32,197
10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,197 (1)
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1% (2)
14. TYPE OF REPORTING PERSON

IN

(1)	Includes 8,749 vested options.
(2)	Based upon 29,923,076 shares of Common Stock outstanding as of June 11, 2018.

CUSIP No. 19188J300	Schedule 13D/A	Page 8 of 14

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends and restates the Schedule 13D originally filed on December 5, 2014 (the “Original Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Original Schedule 13D. All items not supplemented in this Amendment remain unchanged from the Original Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in the Original Schedule 13D.

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Cocrystal Pharma, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1860 Montreal Road, Tucker, Georgia, 30084.

On January 24, 2018, the Issuer effected a 1-for-30 reverse stock split of its Common Stock (the “Reverse Split”). The share amounts and share prices of Common Stock specified in this Amendment have been adjusted to give effect to the Reverse Split.

Item 2.	Identity and Background.

(a) This Amendment is filed on behalf of Raymond Schinazi, Phillip Frost, M.D., Frost Gamma Investments Trust (the “Trust”), Gary Wilcox, Roger Kornberg and Steven Rubin (together, the “Filing Persons”). The Original Schedule 13D was filed on behalf of the Filing Persons, OPKO Health, Inc., Bracrystal Pharmaceuticals, LLC (“Bracrystal”) and Sam Lee, as parties to the Stockholder Rights Agreement, dated November 25, 2014 (the “Stockholder Agreement”). See “Item 3‒Stockholder Rights Agreement and the Merger” for more information about the Stockholder Agreement. OPKO Health, Inc., Bracrystal and Dr. Lee are expected to separately file amendments to the Original Schedule 13D.

(b) The principal business address of Phillip Frost, M.D., the Trust, OPKO Health, Inc. and Steven Rubin is 4400 Biscayne Boulevard, Miami, Florida 33137. The principal business address of Raymond Schinazi, Gary Wilcox, and Sam Lee is c/o Cocrystal Pharma, Inc., 1860 Montreal Road, Tucker, Georgia, 30084. The principal business address of Roger Kornberg is Stanford University Medical School, Department of Structural Biology, Fairchild Building ‒ 1st floor, 299 Campus Dr., Stanford CA, 94305. The principal business address of Bracrystal is 155 Gibbs Street, Suite 506, Rockville, Maryland 20850.

(c) Dr. Schinazi’s principal occupation is serving as Professor of Pediatrics and Director of the Scientific Working Group on Viral Eradication for the NIH-sponsored Emory University Center for AIDS Research (CFAR). Dr. Frost’s principal occupation is serving as Chairman and Chief Executive Officer of OPKO. The principal business of the Trust is to invest in securities. The principal business of OPKO Health, Inc. is developing and commercializing technologies in the biopharmaceutical and diagnostics industries. The principal business of Bracrystal is investing in biotechnology. Dr. Wilcox’s principal occupation is serving as the Chief Executive Officer of the Issuer. Dr. Kornberg’s principal occupation is serving as the Winzer Professor of Medicine in the Department of Structural Biology at Stanford University. Dr. Lee’s principal occupation is serving as the President of the Issuer. Mr. Rubin’s principal occupation is serving as the Executive Vice President – Administration of OPKO Health, Inc.

(d) During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 19188J300	Schedule 13D/A	Page 9 of 14

(e) During the last five years, none of the Filing Persons (or their directors, officers, or controllers, if applicable) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Dr. Schinazi, Dr. Frost, Dr. Wilcox, Dr. Kornberg, Dr. Lee and Mr. Rubin are citizens of the United States of America. The Trust was organized in the State of Florida. OPKO Health, Inc. was organized in the state of Delaware. Bracrystal was organized in the state of Delaware.

Item 3.	Source or Amount of Funds or Other Consideration.

Shelf Offering

In May 2018, the Issuer sold 4,435,527 shares of Common Stock (including the partial exercise of the over-allotment option) in an underwritten public offering (the “Shelf Offering”). The shares in the Shelf Offering were offered pursuant to a shelf registration statement on Form S-3 (No. 333-220632) previously filed with the U.S. Securities and Exchange Commission and declared effective on October 10, 2017.

RFS Partners, LP, a limited partnership controlled by Dr. Schinazi (“RFS Partners”), acquired 420,737 shares of Common Stock in the Shelf Offering for a total consideration of $800,000. The purchase price was paid out of the working capital of RFS Partners. The Trust acquired 105,263 shares of Common Stock in the Shelf Offering for a total consideration of $200,000. The purchase price was paid out of the trust funds of the Trust.

Convertible Notes

The Issuer issued 273,367 shares of Common Stock to RFS Partners upon the conversion on May 10, 2018 of the 8% convertible note in the principal amount of $500,000 due November 24, 2019 (the “Schinazi Note”). The Issuer issued 538,544 shares of Common Stock to OPKO Health, Inc. upon the conversion on May 18, 2018 of the 8% convertible note in the principal amount of $1,000,000 due January 31, 2020 (the “OPKO Note” and together with the Schinazi Note, the “Notes”). The Notes, as amended pursuant to a resolution of the Issuer’s two disinterested directors, were converted at the reduced conversion price of $1.90 per share, which was the offering price in the Shelf Offering. The number of shares issued upon the conversion of the Notes was based on the principal amount of the Notes and the amount of interest accrued on each Note.

CUSIP No. 19188J300	Schedule 13D/A	Page 10 of 14

Private Placements of Common Stock

On April 20, 2017, RFS Partners acquired approximately 138,888 shares of Common Stock for a total consideration of approximately $1,000,000 in a private placement of Common Stock. The purchase price was paid out of the working capital of RFS Partners.

On September 1, 2016, (i) RFS Partners acquired approximately 162,602 shares of Common Stock for a total consideration of $2,000,001, and (ii) Dr. Wilcox acquired approximately 33 shares of Common Stock for a total consideration of $4,100 in a private placement of Common Stock. The purchase price was paid out of the working capital of RFS Partners and Dr. Wilcox’s personal funds (as applicable).

On March 15, 2016, (i) each of Dr. Schinazi and the Trust acquired approximately 98,039 shares of Common Stock for a total consideration of $1,500,000 each, (ii) Mr. Rubin acquired approximately 1,307 shares of Common Stock for a total consideration of $20,000, and (iii) Dr. Wilcox acquired approximately 1,634 shares of Common Stock for a total consideration of $25,000 in a private placement of Common Stock. The purchase price was paid with Dr. Schinazi’s, Mr. Rubin’s and Dr. Wilcox’s personal funds and the trust funds of the Trust (as applicable).

On April 21, 2015, Dr. Schinazi acquired approximately 115,495 shares of Common Stock for a total consideration of $3,153,019 in a private placement of Common Stock. The purchase price was paid with Dr. Schinazi’s personal funds.

On March 25, 2015, each of Dr. Wilcox and Mr. Rubin acquired approximately 1,812 shares of Common Stock for a total consideration of $50,000 each, and the Trust acquired approximately 115,495 shares of Common Stock for a total consideration of $3,187,667 in a private placement of Common Stock. The purchase price was paid with Dr. Wilcox’s and Mr. Rubin’s personal funds and the trust funds of the Trust (as applicable).

Grant of Options

On April 13, 2015, the Issuer granted to each of its directors, including Dr. Frost, Dr. Schinazi, and Mr. Rubin, options to buy approximately 11,666 shares of Common Stock exercisable for 10 years at an exercise price of approximately $35 per share. The options vest in four equal annual installments with the first vesting date being one year from the date of the grant. As of the date of this Amendment, approximately 8,749 out of each 11,666 options have fully vested.

Option Exercises

On July 11, 2017, Dr. Schinazi acquired approximately 56,899 shares of Common Stock at the exercise price of $1.41 per share for a total consideration of $80,228 upon exercise of previously issued stock options of the Issuer. The purchase price was paid with Dr. Schinazi’s personal funds.

CUSIP No. 19188J300	Schedule 13D/A	Page 11 of 14

Conversion of Series A Convertible Preferred Stock

The Issuer issued (i) approximately 8,970,494 shares of Common Stock to Dr. Schinazi upon the automatic conversion on March 3, 2015 of all of the Issuer’s Series A Preferred Stock (the “Series A”) into Common Stock with no additional consideration.

Conversion of Series B Convertible Preferred Stock

The Issuer issued (i) approximately 2,924,213 shares of Common Stock to the Trust, (ii) approximately 561,175 shares of Common Stock to Dr. Wilcox and (iii) approximately 3,664 shares of Common Stock to Mr. Rubin, upon the automatic conversion on March 3, 2015 of all of the Issuer’s Series B Preferred Stock into Common Stock with no additional consideration.

Open Market Purchases

On December 15, 2014, the Trust acquired an aggregate of approximately 833 shares of Common Stock in the open market for a total consideration of approximately $10,770.

Stockholder Rights Agreement and the Merger

On November 25, 2014, Dr. Schinazi and Bracrystal acquired Series A shares in connection with a transaction and series of related mergers (collectively, the “Merger”) through which Cocrystal Merger Sub, Inc., a Delaware corporation, and RFS Pharma, LLC, a Georgia limited liability company (“RFS Pharma”), became wholly-owned subsidiaries of the Issuer. Dr. Schinazi and Bracrystal were both holders of RFS Pharma securities prior to the Merger. In consideration of the Merger, RFS Pharma securityholders received an aggregate of 1,000,000 shares of Series A preferred stock of the Issuer. In addition, holders of options to purchase RFS Pharma securities received options to purchase an aggregate of approximately 551,418 shares of Common Stock of the Issuer. All the Series A shares were automatically converted into Common Stock on March 3, 2015.

In connection with the Merger, the Issuer, RFS Pharma, the Filing Persons and certain other securityholders entered into the Stockholder Agreement, pursuant to which the Filing Persons agreed to limitations on their respective voting power and dispositive power over the Issuer’s securities. Other than the Merger consideration, the Filing Persons neither paid nor received consideration for entering into the Stockholder Agreement. In addition to the Filing Persons, as of the date of the filing of the Original Schedule 13D, 17 additional securityholders of the Issuer, with shared voting and dispositive power over an aggregate of approximately 354,031 shares, or 1.5% of the aggregate voting power of the Issuer, were signatories to the Stockholder Agreement. Each additional signatory held less than 0.5% of the aggregate voting power of the Issuer as of the date of the Original Schedule 13D.

Item 4.	Purpose of Transaction.

The Filing Persons acquired the shares of Common Stock for investment purposes. The conversion of the Notes was done with a view to improve the Issuer’s financial condition by eliminating outstanding long-term indebtedness of the Issuer.

CUSIP No. 19188J300	Schedule 13D/A	Page 12 of 14

Each of the Filing Persons may, at any time or from time to time, formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Filing Persons in light of each of their general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors. Subject to the limitations contained in the Stockholder Agreement, each of the Filing Persons may take any actions they deem appropriate with respect to their investments, including increasing or decreasing their ownership interests in the Issuer (including by way of open market or privately negotiated transactions, and subject to Section 16(b) of the Securities Exchange Act of 1934).

Dr. Frost, Dr. Schinazi, Dr. Wilcox, and Mr. Rubin are directors of the Issuer, and Dr. Wilcox is also the Interim Chief Executive Officer of the Issuer. Dr. Lee is President of the Issuer. Solely in these capacities, the foregoing persons may, from time to time, formulate plans or proposals regarding the Issuer or its securities for consideration by the Board of Directors and the Issuer’s management as part of their service to the Issuer.

Other than as described herein, none of the Filing Persons has any plans that would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding their joint filing of this Schedule 13D, the Filing Persons disclaim membership in any group as a result of being signatories to the Stockholder Agreement.

Item 5.	Interest in Securities of the Issuer.

(a)	Aggregate Number and Percentage of Class of Securities

The beneficial ownership percentages disclosed below are based on 29,923,076 shares of Common Stock outstanding as of the date of this Amendment.

Raymond F. Schinazi

Dr. Schinazi is the beneficial owner of 10,361,985 shares of Common Stock representing 34.48% of the voting power of the Issuer, including (i) shares of Common Stock held directly by Dr. Schinazi, (ii) 995,593 shares of Common Stock held by RFS Partners, LP, an entity controlled by Dr. Schinazi, and (iii) 125,464 shares of Common Stock issuable upon exercise of fully vested options. Dr. Schinazi has sole dispositive power and, by virtue of the Stockholder Agreement shared voting power, with respect to these shares.

Phillip Frost, M.D. and Frost Gamma Investments Trust

Dr. Frost is the beneficial owner of 3,664,014 shares of Common Stock representing 12.24% of the voting power of the Issuer, including (i) 3,655,265 shares of Common Stock held by the Trust, and (ii) 8,749 shares of Common Stock issuable upon exercise of vested options. Dr. Frost is the trustee of the Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. Dr. Frost is the sole shareholder of Frost-Nevada Corporation, which is the sole shareholder of Frost Gamma, Inc., the general partner of Frost Gamma Limited Partnership. As a result of the foregoing, Dr. Frost may be deemed the beneficial owner of the shares of Common Stock held by the Trust. Dr. Frost disclaims beneficial ownership of the securities held by the Trust except to the extent of any pecuniary interest therein.

CUSIP No. 19188J300	Schedule 13D/A	Page 13 of 14

Dr. Frost has sole dispositive power with respect to 8,749 shares of Common Stock issuable upon exercise of vested options, shared dispositive power with respect to the shares held by the Trust and, by virtue of the Stockholder Agreement shared voting power, with respect to all these shares.

Dr. Frost is the Chief Executive Officer and Chairman of OPKO Health, Inc., however he does not have any voting or investment control over the securities held by OPKO Health, Inc. Dr. Frost disclaims beneficial ownership of the securities held by OPKO Health, Inc.

Gary Wilcox

Dr. Wilcox is the beneficial owner of 564,952 shares of Common Stock representing 1.89% of the voting power of the Issuer. Dr. Wilcox has sole dispositive power and, by virtue of the Stockholder Agreement shared voting power, with respect to these shares.

Roger Kornberg

Dr. Kornberg is the beneficial owner of 515,481 shares of Common Stock representing 1.72% of the voting power of the Issuer. Dr. Kornberg has sole dispositive power and, by virtue of the Stockholder Agreement shared voting power, with respect to these shares.

Steven D. Rubin

Mr. Rubin is the beneficial owner of 32,197 shares of Common Stock representing 0.1% of the voting power of the Issuer, including 8,749 vested options. Mr. Rubin has sole dispositive power and, by virtue of the Stockholder Agreement shared voting power, with respect to these shares.

(b)	The Filing Persons have voting and dispositive power over the Issuer’s securities as described above in Item 5(a).

(c)	For the description of the transactions with respect to shares of Common Stock effected by the Filing Persons during the past sixty (60) days see “Item 3‒Shelf Offering” and “Item 3‒Convertible Notes”.

(d)	To the best of knowledge of each of the Filing Persons, no person, other than the Filing Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities of the Issuer beneficially owned by the Filing Persons.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

June 18, 2018	/s/ Raymond F. Schinazi
Date	Raymond F. Schinazi

June 18, 2018	/s/ Phillip Frost, M.D.
Date	Phillip Frost, M.D.

June 18, 2018	Frost Gamma Investments Trust By: /s/ Phillip Frost, M.D.
Date	Phillip Frost, M.D., Trustee

June 18, 2018	/s/ Gary Wilcox
Date	Gary Wilcox

June 18, 2018	/s/ Roger Kornberg
Date	Roger Kornberg

June 18, 2018	/s/ Steven D. Rubin
Date	Steven D. Rubin